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                                                                     EXHIBIT 11

                        MELITA INTERNATIONAL CORPORATION
                  COMPUTATION OF PRO FORMA EARNINGS PER SHARE
                  (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)





                                                           Three Months                Six Months
                                                           Ended June 30              Ended June 30
                                                       1997          1996           1997         1996
                                                       ----          ----           ----         ----
PRIMARY (1)
Weighted average common stock outstanding               8,000         8,000           8,000       8,000
Effect of the combination (2)                           3,143         3,143           3,143       3,143
Effect of issuance of shares in IPO                     1,058            --             529          --
Dilutive effect of common stock equivalents               596           139             395         139
Cheap stock adjustment (3)                                71           133              94         133
Effect of shareholder distribution (4)                     --           945             597         945
                                                      -------       -------         -------     -------
Weighted average common and common equivalent shares   12,868        12,360          12,758      12,360
Net income after income tax                             3,728         2,074           6,048       4,114
Earnings per share                                       0.29          0.17            0.47        0.33
Pro forma net income                                    1,665         1,299           3,090       2,577
Pro forma earnings per share                             0.13          0.11            0.24        0.21


(1) Fully diluted earnings per share would change only the dilutive effect of common stock equivalents noted above. If the dilutive effect of common stock equivalents was computed on a fully dilutive basis, the weighted average common and common equivalent shares would be 13,084, 12,462, 13,162, and 12,463, for the three months ended June 30, 1997 and 1996, and the six months ended June 30, 1997 and 1996, respectively.

(2) Reflects pro forma issuance of 3,143 shares of Common Stock in connection with the combination of Melita International Corporation, Melita Europe Limited and Inventions, Inc.

(3) Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, common stock and common stock equivalents issued at prices below the assumed initial public offering price per share ("cheap stock") during the twelve months immediately preceding the initial filing date of the Company's Registration Statement for its public offering have been included as outstanding for all periods presented.

(4) Pursuant to Staff Accounting Bulletin 1B.3, pro forma earnings per share gives effect to the issuance by the Company of the numbers of shares that, of the assumed public offering price, would yield proceeds in the amount necessary to pay the shareholder distribution that is not covered by the earnings during the period.



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